X 3/12

15048519

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-69231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Seawinds Brokerage, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Seawinds Brokerage, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

Seawinds Brokerage, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Eila M. Matt, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Seawinds Brokerage, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Eila M. Matt

Signature

CEO, CCO

Title

Notary Public

RYAN JARED FREEMAN
Notary Public - State of New York
NO 01FR6258916
Qualified in Richmond County
My Commission Expires 4/2/16

Seawinds Brokerage, LLC
Index
December 31, 2014

Page(s)

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member of
Seawinds Brokerage, LLC

We have audited the accompanying financial statements of Seawinds Brokerage, LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Seawinds Brokerage, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seawinds Brokerage, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Seawinds Brokerage, LLC's financial statements. The supplemental information is the responsibility of Seawinds Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 23, 2015

Seawinds Brokerage, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	15,460
Other assets		1,587
Total assets	$	17,047
Member's Equity		
Member's equity		17,047
Total member's equity	$	17,047

The accompanying notes are an integral part of these financial statements.

Seawinds Brokerage, LLC

Statement of Operations
Year Ended December 31, 2014

Expenses

Regulatory fees	$	413
Total expenses		413
Net loss	$	(413)

The accompanying notes are an integral part of these financial statements.

Seawinds Brokerage, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance, January 1, 2014	$	5,460
Net loss		(413)
Member contributions		12,000
Balance, December 31, 2014	$	17,047

The accompanying notes are an integral part of these financial statements.

Seawinds Brokerage, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (413)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) in operating assets	
Other assets	(1,587)
Net cash used by operating activities	(2,000)
Cash flows from financing activities	
Capital contributions	12,000
Increase in cash	10,000
Cash	
Beginning of year	5,460
End of year	$ 15,460

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Seawinds Brokerage, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. On March 12, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is registered to engage in brokerage transactions in registered securities, private placements of securities and advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation – Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Revenue and expenses on security transactions will be recorded on a trade date basis. Revenue and expenses related to private placement activities will be recognized on the offering date or when it can be determined that the fees have been irrevocably earned.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the member reports its share of the Company's income or loss on its or its owner's personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2014, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

2. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operation. At December 31, 2014, the Company had net capital of approximately $15,000 which exceeded the required net capital by approximately $10,000.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

3. Commencement of operations

The Company has not yet begun meaningful operations but expects to do so in the near future.

Seawinds Brokerage, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Member's equity	$ 17,047
Nonallowable assets	
Other assets	1,587
Total deductions	1,587
Net capital	15,461
Minimum capital requirement (the greater of $5,000 or 12 1/2% of aggregate indebtedness)	5,000
Excess net capital	$ 10,461
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.0:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

Seawinds Brokerage, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member of
Seawinds Brokerage, LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) Seawinds Brokerage, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seawinds Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Seawinds Brokerage, LLC stated that Seawinds Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seawinds Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seawinds Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 23, 2015

Seawinds Brokerage, LLC
Statement of Exemption from Rule 15c3-3
December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of its customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the period from June 1, 2014 through December 31, 2014 without exception.

Eila M. Mott

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)